United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of March, 2007

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Notice of exchange of share certificates

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: March 1st, 2007

NOTICE OF EXCHANGE OF SHARE CERTIFICATES

All shareholders of GRUMA, S.A.B DE C.V., are hereby informed that due to the amendments made to the Company's Bylaws resolved by the General Extraordinary Shareholders' Meeting held on November 30th, 2006, and so ordered by the resolutions taken by said Meeting and as provided by article 140 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law), the Company will proceed with the exchange of the current share certificates with the new share certificates of the capital stock issued by the Company. The exchange of the share certificates deposited in S.D. INDEVAL, S.A. DE C.V., ''Institucion para el Deposito de Valores'', will take place on March 8th, 2007. The exchange of the shares that are not deposited on said Institution will be carried out according to the terms of today's publication (March 1st) in the El Norte newspaper in Monterrey, Nuevo Leon (attached hereto). The shareholders will have the right to receive for each share issued and outstanding represented in the share certificates (without coupons), one share represented in the newly issued share certificates.

March 1st, 2007

/S/ ___________________________________
SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

GRUMA, S.A.B. de C.V.

NOTICE OF EXCHANGE OF SHARE CERTIFICATES

All shareholders of GRUMA, S.A.B DE C.V., are hereby informed that due to the amendments made to the Company's Bylaws resolved by the General Extraordinary Shareholders' Meeting held on November 30th, 2006, and so ordered by the resolutions taken by said Meeting and as provided by article 140 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law), the Company will proceed with the exchange of the current share certificates with the new share certificates of the capital stock issued by the Company, as follows:

1. Beginning March 8th, 2007, the new share certificates (without coupons) representing the series B shares, with the amendments, will be at the disposal of the shareholders.

2. The new share certificates will be delivered to the Company's shareholders in exchange of the old share certificates (without coupons) representing the series B shares, in the offices of the Company located in Ave. Calzada del Valle No. 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, during business hours.

3. The shareholders will have the right to receive for each issued and outstanding share represented in the old share certificates (without coupons), one share represented in the newly issued share certificates, of the same series. Please note that in order for shareholders to proceed with the share exchange, it is required that the share certificates are of their property, and are duly registered in the Share Registry of the Company. If someone does not have the aforementioned registration and wishes to proceed with it, aside from presenting the information containing name, nationality and domicile, they must exhibit their share certificates, duly issued to their name, endorsed in their favor or transferred to them by any other legal mean, their ''Registro Federal de Contribuyentes'' (Federal Taxpayer Registry) ID card, and if it is the case, the evidence of withholding and payment of the Income Tax caused by the seller of the shares, pursuant to articles 26, subsection XI and 27 of the ''Codigo Fiscal de la Federacion'' (Mexican Tax Code).

4. Furthermore, for shares deposited in S.D. Indeval, S.A. de C.V., ''Institucion para el Deposito de Valores'', the exercise of this right will be carried out in accordance with the applicable legal and administrative provisions.

March 1st, 2007

/S/ ___________________________________
SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

GRUMA, S.A.B. de C.V.